Exhibit 99.1

Filer:  JSC “INTER RAO Capital” (“INTER RAO Capital”)

Address:  building 42, 13, 2-aya Zvenigorodskaya street, Moscow, 123022, Russia

Relationship of Reporting Person to Issuer:  10% owner

Explanation of Response:

As of the date hereof, OJSC “Third Generation Company of the Wholesale Electricity Market” (“OGK-3”) is the beneficial owner of 44,626,939 shares of Common Stock, or approximately 33.85% of the Issuer’s outstanding Common Stock (the “Shares”).  On March 18, 2011, INTER RAO Capital acquired 74.74% of OGK-3’s shares.  INTER RAO Capital is a wholly-owned subsidiary of JSC “INTER RAO UES” (“INTER RAO UES”).  On March 21, 2011, INTER RAO Capital contributed 65.16% of OGK-3’s shares to the share capital of INTER RAO UES through subscription.  On March 22, 2011, INTER RAO Capital acquired an additional 4.5% of OGK-3’s shares and contributed the remainder of its holdings in OGK-3, 14.08% of OGK-3’s shares, to INTER RAO UES’ share capital through subscription.  On March 31, 2011, INTER RAO Capital filed a Form 3 in which it disclaimed, for all purposes, beneficial ownership of all securities reported therein.  However, to the extent that INTER RAO Capital could have been deemed, pursuant to Section 16 of the Securities Exchange Act of 1934 and rules of the Securities and Exchange Commission promulgated thereunder to have had the power to vote or direct the voting of or the power to have disposed or directed the disposition of the Shares, upon its disposition of its entire stake of OGK-3 shares, INTER RAO Capital could no longer be deemed to have such power or to be deemed the beneficial owner of such Shares.

INTER RAO Capital has expressly disclaimed, for all purposes, beneficial ownership of all securities reported on this Form 4.  This report shall not be deemed an admission that INTER RAO Capital is or was the beneficial owner of such securities for any purpose.